Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SorbiForce, Inc.
2810 N Church Street Ste 83220
Wilmington, DE 19802
http://sorbiforce.com

Up to $270,236.94 in Common Stock at $2.58
Minimum Target Amount: $123,999.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: SorbiForce, Inc.
Address: 2810 N Church Street Ste 83220 , Wilmington, DE 19802
State of Incorporation: DE
Date Incorporated: August 24, 2022

Terms:

Equity

Offering Minimum: $123,999.96 | 48,062 shares of Common Stock
Offering Maximum: $270,236.94 | 104,743 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.58
Minimum Investment Amount (per investor): $500.52

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus</u>

Returning Investors, enjoy additional bonus shares for your continued support and trust (25%)

<u>Time-Based Perks</u>

Early Bird 1: Invest $500+ from days 1–7 from launch and receive 20% bonus shares.

Early Bird 2: Invest $500+ from days 8–14 from launch and receive 15% bonus shares.

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between day 35-40 and receive 3% bonus shares

Flash Perk 2: Invest $5,000+ between day 60-65 and receive 5% bonus shares

<u>Amount-Based Perks</u>

Tier 1: Invest $500 and receive recognition as one of the first investors. Your contribution will be featured on a special page of the company's website as an early investor in SorbiForce.

Tier 2: Invest $2,500 and receive all perks from the $500 level, plus your contribution to the first SorbiForce product will be honored with an engraving on the storage container. Additionally, a photo of the pilot project's launch featuring the product with your name will be showcased on a special page of the company's website.

Tier 3: Invest $5,000 and receive all perks from the $2,500 level, plus an exclusive invitation to attend a special event celebrating the launch of the pilot project's first product.

Tier 4: Invest $15,000 and receive 3% bonus shares, all perks from the $5,000 level, plus an exclusive visit to the SorbiForce production facility in the US.

Tier 5: Invest $25,000 and receive 5% bonus shares, all perks from the $15,000 level, plus an invitation to join the Advisory Board, where you will have the opportunity to share your opinion on company operations and impact Chief Executives' decision-making.

Tier 6: Invest $50,000 and receive 10% bonus shares, all perks from the $25,000 level, plus priority in strategic negotiations to become a reseller, system integrator, or gain exclusive distribution rights in a specific region or country. You will also have priority to initiate a pilot project at your US-based facilities.

Tier 7: Invest $100,000 and receive 15% bonus shares, along with all perks from the $50,000 level.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SorbiForce Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.58 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $258. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Sorbiforce, Inc. is a technology-driven company focused on developing advanced solutions for energy storage and management. The company is committed to innovation in sustainable energy and power efficiency, leveraging cutting-edge research to enhance the performance of batteries and other energy storage systems. Founded in 2022, Sorbiforce is positioning itself as a key player in the rapidly growing clean energy market.

Intellectual Property

SorbiForce holds five patents (including provisional filings) related to its battery technology, focused on sustainable materials and unique manufacturing processes. The company also safeguards its proprietary methods through trade secrets and employee confidentiality agreements.

Competitors and Industry

Competitors

Sorbiforce operates in the advanced energy storage sector, competing with companies specializing in battery technologies, energy management software, and grid-scale energy storage. Key competitors include:

- QuantumScape – Developing next-generation solid-state batteries.

- Tesla Energy – Innovating with lithium-ion battery storage for residential and commercial use.

- Enphase Energy – Providing energy management systems for renewable energy integration.

- Fluence – A leader in grid-scale energy storage solutions.

Industry

The global energy storage market is experiencing rapid growth due to increasing demand for renewable energy integration, grid reliability, and electrification of transportation. The energy storage industry is projected to surpass $150 billion by

2030, with an annual compound growth rate (CAGR) of 24%. As governments and businesses shift toward clean energy, innovative energy storage solutions like those developed by Sorbiforce are critical for improving efficiency and sustainability.

Current Stage and Roadmap

Current Traction

- Developed proprietary energy storage technology aimed at improving efficiency and lifespan.

- Filed intellectual property for unique energy storage solutions.

- Established strategic partnerships with research institutions and energy companies.

- Currently in prototype testing with key industry players.

- Actively engaging in discussions with potential investors and corporate partners for commercialization.

Future Roadmap

- 2025: Secure additional funding and partnerships to scale production.

- 2026: Launch initial pilot programs with energy utilities and large-scale commercial users.

- 2027 & Beyond: Expand product line into consumer and industrial energy storage applications, targeting global markets.

The Team

Officers and Directors

Name: Serhii Kaminskyi

Serhii Kaminskyi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Principal Accounting Officer
  Dates of Service: August, 2022 - Present
  Responsibilities: As the Founder of SorbiForce, Inc., Serhii is the visionary and originator of the company's core idea, leading the development of innovative non-metal sustainable battery technology and shaping the strategic direction to revolutionize energy storage and autonomy. Serhii receives an annual salary of approximately $120,000 and holds 4,400,000 shares, representing 55% of the Company.

Other business experience in the past three years:

- Employer: Clean Energy Technologies
  Title: Founder & Chief Executive Officer
  Dates of Service: May, 2015 - Present
  Responsibilities: Serhii is the founder and sole owner of Clean Energy Technologies, established in 2015, where they oversee all R&D activities. The company developed the core technology for SorbiForce and continues to support its growth by providing advanced research and innovation services on a contractual basis.

Name: William Rice Matthews IV

William Rice Matthews IV's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Business Development (Director)
  Dates of Service: November, 2024 - Present
  Responsibilities: William's role is to support the CEO. Most of his functions are outside of StartEngine. William's role is to get pre-orders or work on strategic relationships for the business. William does not receive salary or equity compensation from the Company.

Name: Kevin Andrew Drolet

Kevin Andrew Drolet's current primary role is with KDRO Consulting. Kevin Andrew Drolet currently services 25-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Marketing / Communications and PR. Kevin receives an annual salary of $30,000 and holds 2% equity in the Company.

Other business experience in the past three years:

- Employer: KDRO Consulting
  Title: Owner & Founder
  Dates of Service: December, 2018 - Present
  Responsibilities: Kevin provides business development, marketing consulting and business coaching.

Other business experience in the past three years:

- Employer: Climate Hive
  Title: Founder
  Dates of Service: October, 2023 - Present
  Responsibilities: Kevin is the founder of Climate Hive which is a DBA of KDRO Consulting.

Name: Vitalii Shevchyk

Vitalii Shevchyk's current primary role is with Clean Energy Technologies. Vitalii Shevchyk currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: As the Head of the R&D Center and a Board Director, Vitalii oversees the research and development activities that drive SorbiForce's innovation and contribute to the strategic decision-making process to support the company's growth and technological advancement. Vitalii receives an annual salary of $14,000 and holds 2% equity in the Company.

Other business experience in the past three years:

- Employer: Clean Energy Technologies
  Title: Chief of R&D
  Dates of Service: March, 2017 - Present
  Responsibilities: As Chief of the R&D Center at Clean Energy Technologies, Vitalii leads research and development efforts, focusing on innovative energy storage solutions and advancing the core technology used by SorbiForce.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their

performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Serhii Kaminskyi	4,400,000	Common Stock	56.7%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 104,743 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,760,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $346,505.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Upon an equity financing or liquidity event, these SAFEs may convert into common stock at a price based on the valuation cap.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $346,505.00
  Use of proceeds: Startup capital
  Date: February 13, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $78.00
  Number of Securities Sold: 7,760,000
  Use of proceeds: Founders Shares
  Date: November 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on the current cash position and a secured guaranty of $30,000 from a business partner, SorbiForce projects approximately 6 months of operational runway without revenue generation at our current monthly burn rate of approximately $11,000. This runway covers essential expenses such as R&D, legal, and general administrative costs. However, without additional capital infusion from this crowdfunding campaign or other funding sources, we would require further financing to maintain operations beyond this period.

Foreseeable major expenses based on projections:

Our major projected expenses will be focused on:

Research & Development (R&D): Developing and fabricating demonstrator battery units for pilot projects, material procurement, and advancing our proprietary technology toward mass production.

Professional Services: Legal support for intellectual property protection, compliance, accounting services, and strategic consulting.

Sales & Marketing: Brand building, market outreach, and strategic partnership development to secure commercial contracts.

Infrastructure: Operational workspace costs, equipment upgrades, and technological tools required to scale production.

General Working Capital: Covering overhead such as utilities, software subscriptions, administrative expenses, and unforeseen operational costs.

Future operational challenges:

SorbiForce anticipates several operational challenges, including:

Scaling Production: Transitioning from small-batch prototypes to reliable, scalable industrial production while maintaining quality and performance.

Supply Chain Management: Securing a consistent and cost-effective supply of renewable raw materials to meet future demand.

Pilot Program Execution: Successfully delivering on pilot projects to validate commercial readiness, which will require careful resource allocation and technical execution.

Talent Acquisition: Recruiting and retaining specialized technical and operational staff critical to support growth and production scale-up.

Future challenges related to capital resources:

Our future capital challenges include:

Securing sufficient follow-on funding: Beyond this crowdfunding campaign, we anticipate needing additional capital to finance large-scale production and commercialization efforts.

Managing cash flow during scaling periods: Balancing production costs with long sales cycles typical in the energy storage industry may create cash flow gaps.

Rising costs of raw materials and operations: Inflationary pressures or supply chain disruptions could increase our cost structure, requiring careful financial planning.

Investor alignment: Ensuring that future fundraising rounds align with investor expectations and do not overly dilute early stakeholders.

Future milestones and events:

Pilot Project Completion: Successful execution of our signed Letters of Intent (LOIs) for pilot projects valued at $15 million will validate our technology and open pathways to larger contracts.

Intellectual Property Expansion: Securing full patent protection on key technologies to support licensing agreements and competitive differentiation.

Strategic Partnerships: Formalizing collaborations with manufacturers and renewable energy providers to scale production and distribution.

Commercial Product Launch: Transitioning from pilot modules to commercial sales, generating our first revenue and shifting from pre-revenue status.

Follow-on Funding Rounds: Raising additional capital to support mass production, team growth, and global expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, the Company has capital resources available in the form of A shareholder loan in the amount of $150,000 with a 2.93% interest rate maturing in August 2031. A second shareholder loan in the amount of $75,000 with a 3.56% interest rate maturing in August 2032. A short-term, interest-free shareholder loan in the amount of $16,540 due on demand, and $39,470 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support technology and product development, specifically the fabrication of demonstrator battery units, scaling production capabilities, securing materials, and funding essential operational infrastructure required to execute pilot projects and secure initial commercial contracts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 94% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. These funds are essential to extend our operational runway and complete key milestones toward commercialization.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal we anticipate the Company will be able to operate for approximately 4 to 5 months. This is based on a current monthly burn rate covering expenses related to: Research & Development; General Operations and Professional Services; Marketing and Business Development; General Working Capital and Administrative Costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for approximately 18 to 24 months. This is based on a projected monthly burn rate supporting scaled operations including: Expanded R&D and production of pilot battery units; Employee compensation for technical and business development roles; Professional services such as legal, accounting, and IP protection; Sales and marketing efforts to secure partnerships and contracts; Facility and infrastructure enhancements for production scaling.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including future grant applications from government and industry programs aimed at supporting renewable energy technologies and continued strategic partnerships that may include milestone-based funding.

Indebtedness

- Creditor: Note Payable - Related Party
  Amount Owed: $150,000.00
  Interest Rate: 2.93%
  Maturity Date: January 01, 2031

- Creditor: Note Payable - Related Party
  Amount Owed: $75,000.00
  Interest Rate: 3.56%
  Maturity Date: January 01, 2032

- Creditor: Note Payable - Related Party
  Amount Owed: $16,540.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Related Party (Shareholder)
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: In August 2022, the Company entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031.
  Material Terms: The total ending balance of this note, including principal and accrued interest, was $151,465 as of December 31, 2022. Pursuant to this note, the Company has received proceeds totaling $95,000 of its principal

balance, with the remaining balance of $55,000 yet to be received as of December 31, 2022. This remaining balance was subsequently received in 2023, and the note had a total ending balance, including principal and accrued interest, of $155,860 as of December 31, 2023.

- Name of Person: Related Party (Shareholder)
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: In January 2023, the Company entered into a second unsecured promissory note with the same shareholder for $75,000 with an interest rate of 3.56% and maturity at any time upon demand after August 2032.
  Material Terms: The total ending balance of this note, including principal and accrued interest, was $77,448 as of December 31, 2023.

- Name of Person: Related Party (Shareholder)
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: In July 2023, that same shareholder advanced $16,540 as an interest-free short-term loan that carries no security interest and matures upon demand.
  Material Terms: The total ending balance of this loan was $16,540 as of December 31, 2023.

- Name of Person: Related Party (Shareholder)
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: Throughout 2023, the Company advanced a total of $48,402 to four (4) of its shareholders.
  Material Terms: These loans carry no interest rate, are unsecured, and mature within one year. The total ending balance of these loan receivables was $48,402 as of December 31, 2023.

Valuation

Pre-Money Valuation: $20,020,800.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.96 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  30.0%
  Supports ongoing product development, prototype enhancements, and testing to optimize our sustainable battery technology for large-scale deployment.

- Inventory
  15.0%
  Used to purchase raw materials and components necessary for pilot production and initial customer orders.

- Company Employment
  18.0%
  Funds dedicated to hiring and retaining key personnel in engineering, operations, and business development to scale our growth.

- Working Capital
  17.5%
  Provides flexibility for general business expenses, including rent, utilities, marketing, and unexpected operational costs.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $270,236.94, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  40.0%
  Supports ongoing product development, prototype enhancements, and testing to optimize our sustainable battery technology for large-scale deployment.

- Inventory
  15.0%
  Used to purchase raw materials and components necessary for pilot production and initial customer orders.

- Company Employment
  20.0%
  Funds dedicated to hiring and retaining key personnel in engineering, operations, and business development to scale our growth.

- Working Capital
  17.5%
  Provides flexibility for general business expenses, including rent, utilities, marketing, and unexpected operational costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://sorbiforce.com (https://sorbiforce.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sorbiforce

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR SorbiForce, Inc.

[See attached]

SorbiForce
first sustainable batteries

Sorbiforce, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023
&
Short-Year ended December 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sorbiforce, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statements of cash flows for the year and short-year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 31, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,569	2,610
Other Current Receivable - Related Party	-	55,000
Loans to Shareholders	48,402	-
Prepaid Expenses	2,903	-
Other	-	433
Total Current Assets	55,873	58,043
Non-current Assets		
Intangible Assets: Patent, net of Accumulated Amortization	26,881	5,278
Total Non-Current Assets	26,881	5,278
TOTAL ASSETS	82,755	63,321
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,850	4,010
Note Payable - Related Party	16,540	-
Other Payables	6,000	-
Other Liabilities	450	450
Total Current Liabilities	31,840	4,460
Long-term Liabilities		
Notes Payable - Related Party	225,000	150,000
Accrued Interest - Notes Payable	8,308	1,465
Total Long-Term Liabilities	233,308	151,465
TOTAL LIABILITIES	265,148	155,925
EQUITY		
Common Stock	78	78
Common Stock Subscribed	(49)	(49)
Accumulated Deficit	(182,421)	(92,633)
Total Equity	(182,393)	(92,604)
TOTAL LIABILITIES AND EQUITY	82,755	63,321

Statement of Operations

	Year Ended December 31, 2023	Short-Year Ended December 31, 2022
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	6,221	22,440
General and Administrative	21,803	9,316
Legal and Professional	54,920	59,381
Total Operating Expenses	82,944	91,137
Operating Income (loss)	(82,944)	(91,137)
Other Expense		
Interest Expense	6,843	1,465
Other	2	31
Total Other Expense	6,845	1,496
Earnings Before Income Taxes	(89,789)	(92,633)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(89,789)	(92,633)

Statement of Cash Flows

	Year Ended December 31, 2023	Short-Year Ended December 31, 2022
OPERATING ACTIVITIES		
Net Income (Loss)	(89,789)	(92,633)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	4,840	4,010
Other Current Receivable - Related Party	55,000	(55,000)
Accrued Interest	6,843	1,465
Loans to Shareholders	(48,402)	-
Prepaid Expenses	(2,903)	-
Other	433	17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,811	(49,508)
Net Cash provided by (used in) Operating Activities	(73,978)	(142,141)
INVESTING ACTIVITIES		
Patent	(21,603)	(5,278)
Net Cash provided by (used by) Investing Activities	(21,603)	(5,278)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	29
Proceeds from Notes Payable - Related Party	91,540	150,000
Proceeds from Note Payable	6,000	-
Net Cash provided by (used in) Financing Activities	97,540	150,029
Cash at the beginning of period	2,610	-
Net Cash increase (decrease) for period	1,959	2,610
Cash at end of period	4,569	2,610

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares	$ Amount	Common Stock Subscribed	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 8/24/2022 (Inception)	-	-	-	-	-	-
Issuance of Common Stock	7,760,000	78	(49)	-	-	29
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(92,633)	(92,633)
Ending Balance 12/31/2022	7,760,000	78	(49)	-	(92,633)	(92,604)
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(89,789)	(89,789)
Ending Balance 12/31/2023	7,760,000	78	(49)	-	(182,421)	(182,393)

Sorbiforce, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sorbiforce, Inc. ("the Company") was formed in Delaware on August 24th, 2022. The Company is a deep tech startup planning to produce and sell the first non-metal sustainable battery that is the most cost-effective, safe, with zero environmental impact, made from renewable raw materials. The core clients are supposed to be presented by power-oriented businesses. The Company's headquarters is in Wilmington Delaware. The Company's customers will be located in the United States and worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

The Company’s intangible asset consists of a patent that is recorded at cost. Because this patent has not yet been issued, no amortization expense has been recorded as of December 31, 2023. The total ending balance of this asset was $26,881 and $5,278 as of December 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software fees, membership and subscription fees, travel, bank charges, and other miscellaneous expenses.

Legal and Professional

Legal and professional expenses consist of legal fees for general corporate matters, accounting, and consulting fees for capital raise strategy and content marketing.

Equity Based Compensation

In November 2022, the Company adopted its 2022 Stock Plan (“the Plan”) for the purposes of attracting and retaining key personnel. A total of 240,000 shares of Common Stock were allocated towards this Plan to be awarded as Stock Options or Restricted Stock. No such awards have been granted as of December 31, 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In August 2022, the Company entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031. The total ending balance of this note, including principal and accrued interest, was $151,465 as of December 31, 2022. Pursuant to this note, the Company has received proceeds totaling $95,000 of its principal balance, with the remaining balance of $55,000 yet to be received as of December 31, 2022. This remaining balance was subsequently received in 2023, and the note had a total ending balance, including principal and accrued interest, of $155,860 as of December 31, 2023.

In January 2023, the Company entered into a second unsecured promissory note with the same shareholder for $75,000 with an interest rate of 3.56% and maturity at any time upon demand after August 2032. The total ending balance of this note, including principal and accrued interest, was $77,448 as of December 31, 2023.

In July 2023, that same shareholder advanced $16,540 as an interest-free short-term loan that carries no security interest and matures upon demand. The total ending balance of this loan was $16,540 as of December 31, 2023.

Throughout 2023, the Company advanced a total of $48,402 to four (4) of its shareholders. These loans carry no interest rate, are unsecured, and mature within one year. The total ending balance of these loan receivables was $48,402 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3 regarding two (2) promissory notes and an interest-free advance involving the same shareholder.

Debt Summary

				For the Year Ended December 2023				For the Short-Year Ended December 2022			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Note Payable - Related Party	150,000	2.93%	2031	-	150,000	150,000	5,860	-	150,000	150,000	1,465
Note Payable - Related Party	75,000	3.56%	2032	-	75,000	75,000	2448	-	-	-	-
Note Payable - Related Party	16,540	N/A	On Demand	16,540	-	16,540	-	-	-	-	-
Total				**16,540**	**225,000**	**241,540**	**8,308**	**-**	**150,000**	**150,000**	**1,465**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	16,540
2025	-
2026	-
2027	-
2028	-
Thereafter	225,000

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. A total of 7,760,000 shares were issued and outstanding as of December 31, 2023 and 2022. Of this total, the Company had a Common Stock Subscription Receivable in the amount of $49 whereby 4,880,000 shares were issued but payment has yet to be received.

All 7,760,000 shares of common stock are subject to a Repurchase Option that began vesting in April 2022 at the following rate: 48-equal monthly installments on the 1st day of each month until fully vested. The Repurchase Option shall fully vest upon a change of control of control event, or a termination without cause. A total of 3,233,333 and 1,293,333 shares have vested and were released from the Repurchase Option as of December 31, 2023 and 2022, respectively.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 23, 2024, the date these financial statements were available to be issued.

In 2024, a total of 4,400,000 shares of the subscribed common stock were purchased for $44.

One of the shareholders that received a $10,000 advance from the Company is related to the shareholder that loaned a total principal balance of $241,540 as of December 31, 2023. In 2024, the Company and these two shareholders have agreed to decrease the interest-free short-term loan of $16,540 by a principal balance of $10,000 in exchange for the forgiveness of the $10,000 advance to one of the related shareholders.

Throughout 2024, the Company raised approximately $340,000 from the issuance of Simple Agreements for Future Equity (SAFE). The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of the Company's first equity financing event and any subsequent financing event, the Company has the right to either (1) continue the term of the SAFE agreement without converting the SAFE Purchase Amount to capital stock, or (2) issue to the investor the same class and series of capital stock sold during the equity financing event in an amount equal to the SAFE Purchase Amount divided by either (i) the lowest price-per-share of the equity securities sold during the equity financing event if the Company's pre-money valuation is less than or equal to the Valuation Cap, or (ii) the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's capital stock subject to conversions and exclusions in accordance with the SAFE agreements if the Company's pre-money valuation is greater than the Valuation Cap. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor the option to either (i) receive a portion of the proceeds equal to the SAFE Purchase Amount, or (ii) automatically receive a number of shares of the Company's common stock equal to the SAFE Purchase Amount divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's capital stock subject to conversions and exclusions in accordance with the SAFE agreements. Each agreement is subject to a valuation cap of either $8M or $10M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF SORBIFORCE

Brand new non-metal sustainable battery built for circular economy

We aim for humanity to transition entirely to renewable energy sources through the creation, implementation, and global expansion of sustainable batteries in the energy storage market.
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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


WORLD'S FIRST
SUSTAINABLE BATTERY
SorbiForce

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$2.58 Per Share

PREVIOUSLY CROWDFUNDED
$687,472

MIN INVEST
$500.52

VALUATION
$20.02M

REASONS TO INVEST

- SorbiForce addresses the challenges of renewable energy storage with a patented, cost-effective battery made from safe, recyclable materials and renewable resources readily available in the U.S. In 2024, it graduated from the prestigious Plug and Play accelerateAZ program (First Sustainability Cohort), gaining expert guidance, industry connections, and global exposure to propel its mission forward.

- Led by top innovators, including a globally recognized scientist and experienced entrepreneurs, SorbiForce brings 7 years of R&D and cutting-edge expertise to redefine energy storage. SorbiForce collaborates with the University of Arizona's Center for Innovation to advance its technology and has developed a scalable battery production module ready for industrial deployment.

- Recognized by Google with grant support and awarded by VentureWell, supported by GIST and the U.S. Department of State, SorbiForce has raised over $1M+ in funding and achieved key milestones, including 99.7% Coulombic efficiency in the lab. According to McKinsey's (report), the battery industry is projected to grow from $98 billion in 2022 to $1.1 trillion by 2040.

TEAM



Serhii Kaminskyi • Chief Executive Officer & Principal Accounting Officer

Serhii Kaminskyi is a Tech Entrepreneur and ranked among Ukraine's top 10 innovative scientists. Serhii is an Engineering Technologist with vast experience in managing large-scale productions and expertise in renewable energy.

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William Rice Matthews IV • Business Development (Director)

PLACEHOLDER

William has been the renewable and battery space for close to a decade. William's global sales experience will be used to secure strategic relationships and pre-orders for Sorbiforce. He is a dedicated business development professional with goals of making the world a better, more sustainable place.

"SorbiForce Appoints William R. Matthews IV as Vice President of Business Development"

"Phoenix, AZ – November 21, 2024 – SorbiForce, a leader in sustainable, metal-free battery technology, is proud to announce the appointment of William R. Matthews IV as its new Vice President of Business Development. With decades of experience in the renewable energy sector and a proven track record of driving companies from start-up to significant revenue milestones, William brings unmatched expertise and energy to SorbiForce's mission of accelerating the global transition to renewable energy.

William has been instrumental in guiding companies from inception to generating over $50 million in revenue, showcasing his ability to identify market opportunities, build strong partnerships, and deliver impactful results. In his new role, William will spearhead SorbiForce's business development strategy, forging key relationships and driving adoption of the company's revolutionary sustainable, metal-free battery technology."

“William's appointment is a pivotal moment for SorbiForce,” said Serhii Kaminskyi, Co-founder and CEO of SorbiForce. “His wealth of experience, visionary leadership, and deep understanding of the renewable energy landscape will enable us to bring our innovative battery solutions to market and establish impactful business partnerships. His passion aligns perfectly with our mission to revolutionize energy storage and support the transition to a cleaner, more sustainable future.”

William's appointment comes at a critical juncture as SorbiForce prepares to scale its operations and commercialize its groundbreaking battery technology. Unlike conventional batteries, SorbiForce's solution is metal-free, derived from renewable agricultural residues, and offers unparalleled safety and cost-efficiency. This innovation positions SorbiForce to meet the growing demand for sustainable energy storage across diverse sectors, including EV infrastructure, grid storage, and renewable energy integration.

“I'm thrilled to join SorbiForce at such an exciting stage in its journey,” said William R. Matthews IV. “This is a company with transformative technology and a mission I deeply believe in. I look forward to helping SorbiForce establish a strong market presence and build partnerships that will drive the adoption of sustainable energy solutions on a global scale.”

For more information about SorbiForce and its groundbreaking battery technology, visit www.sorbiforce.com or contact team@sorbiforce.com.

About SorbiForce:

SorbiForce is a U.S.-based energy storage company developing the world's first sustainable, metal-free battery technology. Founded by a team of scientists, engineers, and entrepreneurs, SorbiForce is dedicated to revolutionizing the energy storage industry and advancing the global transition to renewable energy.

Media Contact:

SorbiForce, Inc.

Email: kevin@sorbiforce.com

Website: www.sorbiforce.com

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Kevin Andrew Drolet • Chief Marketing Officer

Kevin Drolet has over two decades in marketing, sales and business development. He has helped countless companies reach strategic growth goals. Deeply passionate about the mission of SorbiForce Kevin is dedicated to bringing this truly sustainable battery energy technology to market. As a Climatebase Fellow, experienced company founder and strategic networker he brings a rich set of skills to help SorbiForce become a household name.

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Vitalii Shevchyk • Board Member

Vitalii has 12 years of professional experience in the field of battery materials science. His research primarily focuses on the intercalation of ions into Van der Waals channels, aiming to engineer innovative materials and advance battery technologies.

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Oleg Sheremeta • Co-founder, Treasurer, and Secretary, Ph.D.

Oleg holds a PhD and is an entrepreneur who has founded multiple prosperous ventures. Additionally, Oleg diligently fosters American-Ukrainian relations. Since onboarding with the Issuer in 2021, Oleg has played a pivotal role in launching our startup globally. His dynamic energy and broad experience considerably accelerate the Issuer's growth, aligning it strategically.

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THE PITCH

A Game Changer for the Energy Storage Industry


SorbiForce

SorbiForce is redefining energy storage with patented, cost-effective, and fully recyclable battery technology. Our metal-free batteries last 5,000+ cycles, ensuring safety, affordability, and zero environmental impact. With 7+ years of R&D, 5 patents, and $686K raised in 2024 from 890 investors across 38 countries, we tackle renewable energy storage challenges. Backed by the US Department of State, Google, and Brite, we hope to scale industrial production and capture a piece of the battery market which is expected to gro to $1.1 trillion by 2040.

Easy Disposal

Our batteries, engineered for extended durability, can be effortlessly recycled upon reaching the end of their useful life.


Depressurize the unit
All components of SorbiForce are safe for humans when the battery is fully discharged.
Fill the battery with water
To fully discharge active substances.
Throw it out in the container for organic waste
Can also be used as a fertilizer.

THE PROBLEM & OUR SOLUTION

The Problem

The renewable energy sector faces a critical bottleneck—up to 30% of generated electricity is wasted due to the lack of reliable energy storage solutions (California Independent System Operator). Traditional batteries are unsustainable, relying on scarce, expensive materials like lithium and cobalt, and their end-of-life disposal creates significant environmental harm. This instability limits the scalability of renewable energy and threatens its long-term viability.

Clean energy production loses up to **30%** of the electricity generated due to a lack of energy storage.

Source: California Independent System Operator


What makes existing energy storage solutions insufficient in tackling global energy issues?
They are unprofitable
Depends on minerals and metals
End-of-life batteries are a huge source of pollution


The more renewable energy we deploy, the more instability in the energy sector we get
An example of weekly electricity generation.
Unrenewable
Renewable
Auction one day ahead
Average daily price

Source


SorbiForce embodies liberation and autonomy from lithium, cobalt, etc. dependency
The problem
Lithium carbonate prices surged
12-fold
from October 2020 to November 2022.
Our solution
We're tackling supply uncertainties and price volatility with non-metal tech and local production.
Lithium Carbonate Price
(USD/T)
87 600
73 000
58 400
43 800
29 200
14 600
2020
2021
2022
2023
2024

Source

Our Solution

The Sustainable Battery Built for the Circular Economy

The battery is resistant to mechanical damage, non-flammable, and non-explosive.



Source

**The product shown above represents SorbiForce's sustainable battery technology which is not yet currently available on the market. This image is for illustrative purposes and may not reflect final commercial packaging or design.*

Key Components


Activated carbon
Patented ultra-porous carbon material of our design.
Technical carbon
Fire-resistant material known for its high conductivity is used in the production of modern batteries.
Iodine, bromine, and zinc salts
Bromine and zinc ions are part of the saline solution. They are bound in safe compounds and are inside the carbon pores.
Water
Water-based electrolyte eliminates the risk of battery combustion.

Scientific Breakthrough

The SorbiForce sustainable battery has no issues with overcharging, requires no complex cooling, and does not experience thermal runaway. Firefighters also use our battery electrolyte salts.


Resilient
Cell Design


Explosion-Combustion
Risk Reduction

Achieving an Equilibrium of Cost-effectiveness, Safety, and No Environmental Impact

We've developed an optimal energy storage system that seamlessly blends crucial features. Additionally, we've engineered SorbiForce batteries to endure over 6000 charge/discharge cycles.


Safe
Cost-effective
Renewable
No mechanical damage can cause combustion of the battery cells.
Bromine salt, $ZnBr_2$, which is part of our battery, is used in firefighting.
Battery production and operation have zero impact on the environment.
Safe to use.
The cost price of 1 kWh is 1,8 times lower than in the lithium-ion market.
10 times lower cost of charging/discharging cycle compared to lithium-ion batteries.
Ultraporous carbon material is made of agricultural waste, e.g. straw.
Salt can be obtained from the oceans, seas, or salty lakes. Its reserves are naturally replenished.
All elements of the Sorbiforce battery can be easily recycled, and most of them can be reused. There are plenty of them on Earth, unlike, for example, lithium, whose reserves are rapidly declining. Only in the last 1,5 years, its price has gone up 12 times.

Why does SorbiForce outperform existing batteries?



Why does SorbiForce outperform existing batteries?
SorbiForce
Zero impact on the environment
• No problems with disposal and recycling.
• Doesn't deplete Earth's resources, while reducing greenhouse gas emissions
Uses renewable raw materials and non-toxic products
• Unlimited resources
Safe to use
• Battery is non-flammable
• Resistant to mechanical damage
• Not prone to exploding
• No problems with overcharging
• Doesn't have thermal runaway
• SorbiForce battery can be discharged to 0,0 Volts
The most cost-effective system
• Easy to scale technology
• The lowest CAPEX

Competitive Edge of SorbiForce Batteries

Parameter	**SorbiForce**	**Tesla** Panasonic NCR18650BD	**LG Chem** Module M4863P3B 63 Ah/ 51.8
Type of battery	$ZnBr_2$	Li-Ion	Li-Ion (NMC)
Eco	+	–	–
Safety	+	–	–
Sustainable	+	–	–
Cost of 1 kWh, USD	**85**	200	145
Cost of 1 cycle, USD	**0.017**	0.166	0.08
Payback period, years (2 cycle per day; 0.138$/kWh)	**0.84**	1.65	1.43
Gravimetric energy density, Wh/kg	45-60	**217**	132
Lifespan (in cycles)	**5000+**	**1200**	1800
Nominal charging time, minutes	310	200	200
Temperature, °C	-20…+65	**0…+45**	-20…+50

Parameter	**Toshiba** 23Ah SCIB Cell	**EverExceed** OPzV 2TV101000 1050 Ah/2V	**Hoppecke** FNC 1100L 1100 Ah/1.2V
Type of battery	LTO	Acid lead	Ni-Cd
Eco	–	–	–
Safety	+/–	+/–	–
Sustainable	+/–	–	+/–
Cost of 1 kWh, USD	548	370.4	**831**
Cost of 1 cycle, USD	0.0274	**0.308**	0.277
Payback period, years (2 cycle per day; 0.138$/kWh)	5.43	3.67	**8.24**
Gravimetric energy density, Wh/kg	96	**26.25**	41.1
Lifespan (in cycles)	**20000**	**1200**	3000
Nominal charging time, minutes	**10**	**720**	600
Temperature, °C	-30…+45	**-40…+70**	**-40…+60**

the MARKET & OUR TRACTION

The Market

The Market

SorbiForce targets key industries, including renewable energy plants, data centers, and electric vehicle infrastructure, addressing the critical need for cost-effective and environmentally friendly energy storage.

The global battery market is projected to grow from $98 billion in 2022 to an estimated $1.1 trillion by 2040 (source).

Batteries ranked in the top 10 of 18 potential future arenas that could generate up to $48 trillion in total.


Exhibit E2
The 18 potential arenas of tomorrow could generate $29 trillion to $48 trillion in revenues and $2 trillion to $6 trillion in profits.
18 potential arenas of tomorrow, by 2040 revenue estimate, $ billion
Revenue, 2022
2040 estimate
(CAGR, 2022–40, %)
Profit, 2040 estimate,¹ $ billion (profit margin, %)
E-commerce 4,000 14,000–20,000 (7–9) 280–1,000 (2–5)
AI software and services 85 1,500–4,600 (17–25) 230–920 (15–20)
Cloud services 220 1,600–3,400 (12–17) 160–510 (10–15)
Electric vehicles 450 2,500–3,200 (10–12) 100–320 (4–10)
Digital advertisements 520 2,100–2,900 (8–10) 320–580 (15–20)
Semiconductors 630 1,700–2,400 (6–8) 340–600 (20–25)
Shared autonomous vehicles n/a 610–2,300 20–460 (4–20)
Space 300 960–1,600 (7–10) 50–160 (5–10)
Cybersecurity 160 590–1,200 (8–12) 90–240 (15–20)
Batteries 98 810–1,100 (12–14) 40–110 (5–10)
Modular construction 180 540–1,100 (6–10) 20–220 (4–20)
Streaming video 160 510–1,000 (6–11) 50–150 (10–15)
Video games 230 550–910 (5–8) 80–180 (15–20)
Robotics 21 190–910 (13–23) 20–180 (10–20)
Industrial and consumer biotech 140 340–900 (5–11) 10–270 (4–30)
Future air mobility n/a 75–340 10–70 (10–20)
Drugs for obesity and related conditions 24 120–280 (9–15) 30–100 (25–35)
Nuclear fission power plants 18 65–150 (7–13) 5–50 (5–30)
Total 7,250+ 29,000–48,000 (8–11) 1,900–6,100
¹Defined as net operating profit less adjusted taxes (NOPLAT). NOPLAT share based on most closely mappable industries from our database of 3,000 companies analyzed in chapters 1 and 2.
Source: Company annual reports; McKinsey Value Intelligence; McKinsey Global Institute analysis

With renewable energy expected to account for 90% of global energy production by 2050, the demand for reliable, sustainable energy storage solutions continues to grow (source).


GWh
350
300
250
200
150
100
50
0
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Other
South Korea
Australia
U.K.
Germany
India
Japan
China
U.S.

The New Standard for Energy Storage Systems


SorbiForce
AI Green Certified

We believe SorbiForce batteries are more than energy storage—they embody a new philosophy, a reimagined relationship with nature. Designed from renewable materials, they offer true independence and sustainability, aiming to shape the foundation of a new civilization.

We aim to establish a standard for power plants and data centers, enhancing efficiency, sustainability, and security while developing SorbiForce's partnership ecosystem. This includes regulatory alignment, industry collaboration, and certification programs to drive adoption and innovation.

- **Power Plants: Solar & Wind.** Energy storage systems manage the intermittency of renewable energy and balance supply and demand.
- **Powering AI: Data Centers & Backup Energy.** As AI grows, so does the demand for data centers and backup energy systems to prevent downtime, manage load shedding, and avoid blackouts.

Our product of choice is cutting-edge batteries

We are confident in the success of our batteries due to two key factors:

- Firstly, we've identified a rapidly expanding trend in the green energy market.
- Secondly, we anticipate a parallel growth in the demand for energy storage solutions.


SorbiForce is crucial to future energy systems
We envision a world dominated by intelligent Smart Grid systems
Our innovation is poised to be a key player
Its role will be to efficiently allocate and utilize energy resources, all while minimizing environmental impact
Cities, offices and data centers
Homes
City buses
Nuclear power plants
Charging stations for electric cars
Hydroelectric power stations
Wind power stations
Solar power stations


All-American Made
Every part required for our battery can be sourced from within the US, ensuring that production is not reliant on international raw material markets or shipping and contributing to job creation within the US.
The SorbiForce battery holds the promise of evolving into a completely domestically produced American product.
Raw material sources and component inventory for SorbiForce

Material	Sources of raw material	Reserves in the US	Renewable
Activated Carbon	Agricultural waste	∞	✓
Carbon black	Extraction from dust and sludge from ferrous metallurgy plants, some industrial waste	∞	✓
Iodine, Bromine	Sea water, salty lakes, seaweed	∞	✓
Zinc oxide	Dust and sludge from ferrous metallurgy plants	11,000,000 MT	♻

Traction

The SorbiForce team has made remarkable progress since our last capital raise in 2024.

02:44

Key Achievements

- **U.S. Battery Debut.** We've transitioned from prototypes to production, manufacturing our first battery modules ready for large-scale manufacturing, accelerating contract negotiations, and drawing significant interest.
- **Lab Excellence.** Achieved 99.7% Coulombic efficiency, a breakthrough demonstrating our technology's potential to deliver unmatched battery performance for decades. Current products with 96% efficiency are market-ready, combining cost-effectiveness and sustainability.
- **Production Upgrades.** Investments have enabled:
    - Material acquisition for 300 kWh battery production.
    - Completion of mass production technology and module manufacturing.
    - Upgraded equipment for automated, scalable operations.
- **Plug and Play Accelerate AZ Program.** Graduated from this prestigious program and participated in the Arizona Innovation Expo 2024, fostering partnerships and earning praise from industry leaders like Melissa Lamson, Executive Vice President of Venture Development and Innovation Strategy at the Arizona Commerce Authority.
- **Strategic Growth.** Welcomed William R. Matthews IV as VP of Business Development, bringing expertise to drive revenue and partnerships.

Investor Community Growth

- Signed two LOIs for pilot projects totaling $15 million.
- 890 Investments Across 38 Countries. Demonstrating widespread confidence in SorbiForce's mission to drive change in the green energy industry.
- 1,547 followers across all campaigns on Republic. A dedicated and growing community tracking our journey and highlighting strong investor interest and support.
- Investor Interactions. Engaged in 260 investor discussions and received 121 insightful reviews, underscoring our transparency and commitment to open communication (source 1, source 2).

Market Potential

With the battery market projected to grow from $98 billion in 2022 to $1.1 trillion by 2040 (source), we believe SorbiForce is poised to become a vital player in the battery market.

License Production Agreements

We are in the process of ensuring the protection of our intellectual property in preparation for looming license production agreements with partnering firms.

Patents and intellectual property

Our commitment to safeguarding intellectual property is paramount, leading to our collaboration with **Squire Patton Boggs**, a renowned firm, for patent acquisition. The primary regions designated for attaining patents include the **US** and the **EU**. Our ambition is to secure a minimum of 15 patents.

Our strategic outline includes protection for the following elements:

- Developed materials
- Use processes
- Composition of electrolytes
- Algorithms of action
- Manufacturing process
- Overall battery construction

5
patent applications have been prepared during our research

25
patents are owned by our crew of scientists

100+
technological solutions are integrated into our battery

Collaboration with Plug and Play Tech Center



Silicon Valley June Summit 2024

"We run our accelerator program focused on our sustainability vertical, and we find startups that have technologies that are relevant for the local industries and have a high potential for partnership with them, and truly could change the industry."

Dean Simms-Elias
Program Manager at Plug and Play Arizona

SorbiForce has become a participant in the Plug and Play accelerator program in Arizona.

Networking & Development:

- Focused on leveraging high-value networking opportunities in Silicon Valley.
- Aiming to accelerate growth through face-to-face industry interactions.

Increasing Brand Exposure

We actively participate in industry events and conferences, acting as exhibitors and speakers to boost the SorbiForce brand's visibility among prospective clients, partners, and the press.

Intersolar North America | Energy Storage North America · Grid Edge Technologies Conference & Exposition · CES

We actively participate in industry events and conferences, acting as exhibitors and speakers to boost the SorbiForce brand's visibility among prospective clients, partners, and the press.



(source)

SorbiForce In The Center of Innovation

We actively participate in industry events and conferences, acting as exhibitors and speakers to boost the SorbiForce brand's visibility among prospective clients, partners, and the press.

Google * Non-Dilutive Investment

THE UNIVERSITY OF ARIZONA CENTER FOR INNOVATION

GIST

orrick

SQUIRE PATTON BOGGS

VENTUREWELL idea to impact

IoT Hub

Testimonials



"SorbiForce has the potential to redefine renewable energy storage. Their non-metal technology is exactly what the industry needs to become more sustainable and scalable."

Melissa Lamson
EVP of Venture Development,
Arizona Commerce Authority

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Our Goals & Ambitions



We are here
Seed Round Launch
Pilots and Partnerships
Revenue Growth
February 2024
Q1 2024
Q4 2024
2025
Getting ready to initiate production.
Pilot Projects.
Creating a patent portfolio.
Demonstrate the value of SorbiForce technology to prospective customers and partners.
Long-term contracts.
UL and EC certification.
Increase in revenue by simply expanding supply volumes to existing clients.

Investment Strategy:
Step-by-step approach: we actively raise small amounts with increasing valuations based on the traction of our product and business development. We believe this method aims to benefit all investors with the least amount of risk.

WHY INVEST

Join Us Today

We believe by investing in SorbiForce, it can potentially accelerate the market's transition to sustainable energy storage. Your funds will be used to scale production, complete pilot projects, and expand intellectual property protection.

SorbiForce aims to disrupt a $1.1 trillion market with innovative, safer, eco-friendly, and cost-effective technology (source).

Join us in aiming to shape the future of clean energy!



SorbiForce
Join us in shaping the future of clean energy
Invest now to power the change!

ABOUT

HEADQUARTERS
2810 N Church Street Ste 83220
Wilmington, DE 19802

WEBSITE
View Site

We aim for humanity to transition entirely to renewable energy sources through the creation, implementation, and global expansion of sustainable batteries in the energy storage market.

TERMS

SorbiForce

Overview

PRICE PER SHARE
$2.58

VALUATION
$20.02M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $270.2K

Breakdown

MIN INVESTMENT
$500.52

OFFERING TYPE
Equity

MAX INVESTMENT
$124,998.42

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
48,062

MAX NUMBER OF SHARES OFFERED
104,743

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$82,755	$63,321
Cash & Cash Equivalents	$4,569	$2,610
Accounts Receivable	$0	$0
Short-Term Debt	$31,840	$4,460
Long-Term Debt	$233,308	$151,465
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$89,789	-$92,633

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Returning Investors, enjoy additional bonus shares for your continued support and trust (25%)

Time-Based Perks

Early Bird 1: Invest $500+ from days 1–7 from launch and receive 20% bonus shares.

Early Bird 2: Invest $500+ from days 8–14 from launch and receive 15% bonus shares.

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35-40 and receive 3% bonus shares

Flash Perk 2: Invest $5,000+ between day 60-65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $500 and receive recognition as one of the first investors. Your contribution will be featured on a special page of the company's website as an early investor in SorbiForce.

Tier 2: Invest $2,500 and receive all perks from the $500 level, plus your contribution to the first SorbiForce product will be honored with an engraving on the storage container. Additionally, a photo of the pilot project's launch featuring the product with your name will be showcased on a special page of the company's website.

Tier 3: Invest $5,000 and receive all perks from the $2,500 level, plus an exclusive invitation to attend a special event celebrating the launch of the pilot project's first product.

Tier 4: Invest $15,000 and receive 3% bonus shares, all perks from the $5,000 level, plus an exclusive visit to the SorbiForce production facility in the US.

Tier 5: Invest $25,000 and receive 5% bonus shares, all perks from the $15,000 level, plus an invitation to join the Advisory Board, where you will have the opportunity to share your opinion on company operations and impact Chief Executives' decision-making.

Tier 6: Invest $50,000 and receive 10% bonus shares, all perks from the $25,000 level, plus priority in strategic negotiations to become a reseller, system integrator, or gain exclusive distribution rights in a specific region or country. You will also have priority to initiate a pilot project at your US-based facilities.

Tier 7: Invest $100,000 and receive 15% bonus shares, along with all perks from the $50,000 level.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

SorbiForce Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.58 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $258. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Interesting Engineering

Rechargeable batteries made from waste

View Article

WIRED

These batteries are made from waste and can be used as fertilizers

View Article

BRITE Energy Innovators

SorbiForce: Creating Sustainable Batteries from Waste Materials

View Article

Yahoo! Finance

SorbiForce Secures $340K from 537 Investors Across 38 Countries in Successful Republic Crowdfunding Campaign

View Article

Renewable Energy Magazine

SorbiForce secures $340,000 to continue patenting and certification of circular battery

View Article

Show More Press

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Meet SorbiForce, a game changer in the energy storage market made from organic and renewable materials. The energy storage market industry is expected to increase six fold by 2030. And that's why for the past six years, our team has been working extremely hard to develop an innovative, efficient, and eco-friendly solution.

Now, with our patented technology, we're ready to disrupt the market. Our battery is truly green, made from carbon, water, and salt. No metals. And that's how we see the revolution. Our team of top scientists, engineers, and chemists have developed a cutting-edge system to both balance and store electric energy.

To patent our precious material and innovative manufacturing process, we've partnered with a leading Silicon Valley law and we're already working on the next five patents for our portfolio. Secondly, we are committed to preserving the planet to minimize our environmental footprint to near zero impact.

No metals in our batteries means no mining of precious resources and destruction of the Earth. It means no processing overseas. In fact, our battery can be produced locally from recycled materials such as agricultural waste, recycled plastic plastics, and salt leftover from desalination plants.

Lastly, there is a matter of price. Many of today's batteries rely on lithium and other metals. Availability and supply chain dramatically impact price and limit wide-scale adoption. Our technology has the potential to cut production costs by 50% and even more at scale.

The SorbiForce battery is perfect for multiple applications. It's ording wind and solar farms, behind the grid backup for utilities, EV charging stations, and much more. These markets are worth trillions of dollars. But today, we are targeting the $20 billion energy storage market. We've already experienced high demand for the SorbiForce battery. Funding will help drive production of pilot projects to make this green solution the world needs.

Join us in our mission to accelerate the transition to green energy systems. By investing in SorbiForce, you help us unlock the full potential of this groundbreaking technology and revolutionize the market.

Let's make this happen together.

Our Traction

2024 In Review

Thanks to our investors we've delivered remarkable results.

We debut with SorbiForce Battery in the US.

We secured material acquisition for 300 kWh battery production.

We enabled completion of mass production tech and module manufacturing.

We ensured equipment upgrades for automated scalability.

We achieved 99.7% Coulombic efficiency, which shows performance potential for decades.

We graduated from Plug and Play Accelerate AZ Program First sustainability cohort.

We raised in total $686K+ on Republic.

We expanded our investor community 890 investments across 38 countries.

We're featured by media, industry stakeholders, and investors.

Thank you for being part of this incredible journey - 2025 is set to be extroardinary!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SORBIFORCE, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF AUGUST, A.D. 2022, AT 3:14 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE
1793 DELAWARE 1955

6988261 8100
SR# 20223349985

Authentication: 204244404
Date: 08-25-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 08/24/2022
FILED 03:14 PM 08/24/2022
SR 20223349985 - File Number 6988261

CERTIFICATE OF INCORPORATION

OF

SORBIFORCE, INC.

ARTICLE I

The name of the corporation is Sorbiforce, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Sheila Maguire
1000 Marsh Road
Menlo Park, CA 94025

Executed on 8/24/2022

Sheila Maguire

Sheila Maguire, Incorporator

Exhibit G to Form C

Test The Waters Materials


SorbiForce
SorbiForce

Invest in the Future of Energy Storage

SorbiForce is the world's first non-metal battery, cost-effective, safe, environmentally friendly, and made from renewable raw materials.

Join the waitlist now!

WIRED
INTERESTING ENGINEERING
BRITE ENERGY INNOVATORS

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All early bird investors receive bonus shares of SorbiForce Inc.

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2024 in Review: SorbiForce's Milestones
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STORY PRODUCT PROGRESS
2024 RECAP
From new beginnings to incredible results, this year was a journey of growth. Thank you, 2024, for everything! Here's to an even brighter future ahead.
Watch on YouTube

Lasting Impact

SorbiForce in the Center of Innovation

Influential industry leaders stand by our side. Over the years, we've been fortunate to work alongside distinguished investors, mentors, and collaborators. Our joint aspiration is to drive the world toward a sustainable future powered by renewable energy.


Melissa Lamson, EVP of Innovation Strategy & Venture Development at th...
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1/6
Plug and Play Graduation Testimonials
INSIGHTS FROM EVP OF INNOVATIO
STRATEGY & VENTURE DEVELOPME
AT THE ARIZONA COMMERCE
AUTHORITY
BER 2024
Watch on YouTube

Our Technology

Six years of dedication from our team have resulted in creating a technology that is ready to be a game-changer.

SorbiForce battery is made entirely from renewable materials. All elements can be easily recycled, and most of them can be reused.

SAFE

The battery is resistant to mechanical damage, non-flammable, non-explosive, has no problem with overcharging, requires no cooling, and has no thermal runaway. The bromine salt $ZnBr_2$ in our battery is used in firefighting.

MINIMAL ENVIRONMENTAL IMPACT

No metals are used in battery cells. The main component of our product is ultra-porous carbon. The raw material is agricultural residues such as straw. All battery elements can be easily and safely disposed of and recycled.

HIGHEST COST EFFICIENCY

SorbiForce batteries provide the highest cost efficiency per charge-discharge cycle and offer lower cost per kilowatt-hour (kWh).

What's Next

1

Join the list of an Early Bird investors

Complete the form to become an early-bird investor and receive bonus shares of SorbiForce Inc.

2

Get notified by Email about investment round launch

Receive information about the launch of investment opportunities

3

Invest in SorbiForce

The investment closing is live! Finally, you can be amongst the first to support our project

SorbiForce Guards Innovations

patent applications
have been prepared during our research

05

patents
are owned by our crew of scientists

25

technological solutions
are integrated into our battery

100+

Join the waitlist now!

Legal

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.